FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Transfer a part of its Share Management Business to a Wholly Owned Subsidiary via Absorption-Type Company Split

2.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

3.	(English Translation) Prior Disclosure Document Regarding Absorption-Type Company Split

4.	(English Translation) Absorption-Type Company Split Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 17, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura to Transfer a part of its Share Management Business to a

Wholly Owned Subsidiary via Absorption-Type Company Split

Tokyo January 16, 2017—Nomura Holdings, Inc. (“NHI”) today announced that its Executive Management Board has decided to transfer a part of NHI’s share management business to Nomura Asia Pacific Holdings Co., Ltd (“NAPH”), a wholly owned subsidiary of NHI, by the method of an Absorption-Type Company Split (“Company Split”). The Company Split is planned to take effect on April 1, 2017.

The Company Split will be conducted through a simplified absorption-type company split to transfer NHI’s business to a wholly owned subsidiary; accordingly some of the items and contents to be disclosed are omitted.

1.	Purpose of the Company Split

As a part of NHI’s broader realignment of Nomura’s overall management structure, on March 24, 2016, NHI decided to wind up the current holding company for the AEJ (Asia Ex-Japan) region, Nomura Asia Holding N.V. (“NAH”), which is due to be completed by March 31, 2019, and established a new holding company in Japan, NAPH, in August, 2016.

The Company Split is a part of NHI’s intention to form even more robust governance and lay the foundation as Asia’s global investment bank by consolidating the NAH subsidiaries under NAPH. There will be no impact on the businesses conducted by NAH subsidiaries. As a result of the winding up of NAH, the subsidiaries of NAH will continue to conduct business under NAPH.

2.	Overview of the Company Split

(1)	Schedule of the Company Split

January 16, 2017	Resolution by the Executive Management Board
January 16, 2017	Execution of Absorption-Type Company Split Agreement
April 1, 2017(TBD)	Effective Date

Note: The Company Split is a simplified company split as set forth in Article 784, Paragraph 2 of the Companies Act for NHI and a short-form company split as set forth in Article 796, Paragraph 1 of the Companies Act for NAPH. Accordingly, the Company Split will be executed without resolution of either company’s general shareholders’ meeting.

(2)	Method of the Company Split

An absorption-type company split, having NHI as the splitting company and NAPH as the succeeding company.

(3)	Allotment regarding the Company Split

NAPH will issue to NHI, one ordinary share in connection with the Company Split.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Right in connection with the Company Split

No changes will be made to stock acquisition rights issued by NHI.

NHI has not issued bonds with stock acquisition rights.

(5)	Increase/ Decrease in the Splitting Company’s capital in connection with the Company Split

There is no increase/ decrease in NHI’s capital in connection with the Company Split.

(6)	Rights and Obligations Succeeded to the Succeeding Company

NAPH will succeed all of the common shares of NAH (“NAH Shares”) which NHI holds in connection with the Company Split.

(7)	Matters pertaining to the expectation of the performance of obligations

It is determined that there are no issues in performing the obligations assumed by NHI to be performed on and after the effective date of the Company Split.

3.	Outline of parties

		The splitting company (As of 2016/3/31)		The succeeding company (As of 2016/8/31)
(1)	Trade name	Nomura Holdings, Inc.		Nomura Asia Pacific Holdings Co., Ltd

(2)	Location	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo		9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(3)	Representative Director	Koji Nagai, Group CEO		Kenji Tsuge, Director

(4)	Type of Business	Holding Company		Holding Company

(5)	Amount of Capital,	594,493 million yen		10 million yen

(6)	Date of Incorporation of the Company	December 25, 1925		August 31, 2016

(7)	Number of Shares Issued	3,822,562,601 shares		400 shares

(8)	Fiscal Year	March 31		March 31

(9)	Major Shareholders and their percentage of shares owned	State Street Bank and Trust Company 505223	6.8%	Nomura Holdings, Inc.	100%
		Japan Trustee Services Bank, Ltd. (Trust Account)	3.8%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.5%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.5%
		State Street Bank West Client-Treaty 505234	1.4%
		Japan Trustee Services Bank, Ltd. (Trust Account 7)	1.4%
		The Bank of New York Mellon SA/NV 10	1.3%
		The Bank of New York Mellon as Depositary Bank for DR Holders	1.2%
		Barclays Securities Japan Limited	1.2%
		Japan Trustee Services Bank, Ltd. (Trust Account 1)	1.1%

(10)	Financial condition and results of the previous business year

Trade name		Nomura Holdings, Inc.		Nomura Asia Pacific Holdings Co., Ltd
Total net assets		2,743,015 million yen (consolidated)		Nomura Asia Pacific Holdings Co., Ltd was founded on August 31, 2016, and there is no fixed business year.
Total assets		41,090,167 million yen (consolidated)
Per share data - Total NHI shareholders’ equity		748.32 yen (consolidated)
Revenue		1,723,096 million yen (consolidated)
Net revenue		1,395,681 million yen (consolidated)
Income before income taxes		165,158 million yen (consolidated)
Net income attributable to NHI shareholders		131,550 million yen (consolidated)
Per share data - Net income attributable to NHI shareholders		36.53 yen (consolidated)

4.	Splitting division of business summary

(1)	Splitting division of contents

Share (common shares of Nomura Asia Holding N.V.) management business

(2)	Splitting division of results

Revenue 0 yen (The fiscal year ending March 31, 2016)

(3)	Items of assets and liabilities to be split and their book value (As of 2016/3/31)

Assets		Liabilities
Item	Book Value	Item	Book Value
Assets	102,512 million yen	Liabilities	—
Total	102,512 million yen	Total	—

5.	Situation of NHI and NAPH after the Company Split

There will be no change in the trading name, location, name and title of the representative, type of business, amount of capital, or fiscal year of NHI.

There will be no change in the trading name, location, name and title of the representative, type of business, amount of capital, or fiscal year of NAPH.

6.	Future Prospects

The Company Split will have a minimal impact on NHI’s consolidated performance for the fiscal year ending March 2017, as NAPH is a wholly owned subsidiary of NHI.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on January 16, 2017]

1 [Reason for Submission]

Executive Officers of Nomura Holdings, Inc. (“NHI”) has, based on the delegation of authority by its Board of Directors’ resolution made on September 30, 2015, made a decision at the Executive Management Board held on January 16, 2017 to enter into an Absorption-Type Company Split (“Company Split”) Agreement to succeed part of the rights and obligations in relation to its share management business of Nomura Asia Holding N. V.(“NAH”) to Nomura Asia Pacific Holdings Co., Ltd (“NAPH”),. Given this decision, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 7 of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2 [Details]

(1)	Matters pertaining to the counterparty of the Company Split

1) Trade name, location, representative director, amount of capital, total net assets, total assets, and type of business

Trade name	Nomura Asia Pacific Holdings Co., Ltd
Location	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Representative director	Kenji Tsuge
Amount of capital	10 million yen
Total net assets	20 million yen (As of August 31, 2016)
Total assets	20 million yen (As of August 31, 2016)
Type of Business	Holding company

2) Net sales, operating revenue, ordinary income, and net income during the last three years.

Not applicable.

3) Name of major shareholder and percentage of total issued shares owned by the major shareholder

Name of major shareholder	Percentage of total issued shares owned by the major shareholders
Nomura Holdings, Inc.	100%

4) Related ownership, director, and transaction matters with the reported company

Related ownership	NHI owns 100% of total issued shares of NAPH.
Related director	NHI dispatches the director of NAPH.
Related transactions	Not applicable.

(2)	Purpose of the Company Split

As a part of NHI’s broader realignment of Nomura’s overall management structure, on March 24, 2016, NHI decided to wind up the current holding company for the AEJ (Asia Ex-Japan) region, NAH, which is due to be completed by March 31, 2019, and established a new holding company in Japan, NAPH in August, 2016.

The Company Split is a part of NHI’s intention to form even more robust governance and lay the foundation as Asia’s global investment bank by consolidating the NAH subsidiaries under NAPH. There will be no impact on the businesses conducted by NAH subsidiaries. As a result of the winding up of NAH, the subsidiaries of NAH will continue to conduct business under NAPH.

(3)	Method of the Company Split, Allotment regarding the Company Split, and other Contents of the Company Split Agreement

1) Method of the Company Split

An absorption-type company split, having NHI as the splitting company and NAPH as the succeeding company. It should be noted that the Company Split is a simplified company split for NHI, and a short-form company split for NAPH; accordingly, the Company Split will be executed without resolution of either company’s general shareholders’ meeting.

2) Allotment regarding the Company Split

NAPH will issue to NHI, one ordinary share in connection with the Company Split.

3) Other Contents of the Company Split Agreement

The contents of the Absorption-Type Company Split Agreement are as shown below.

(Translation)

Absorption-Type Company Split Agreement

Nomura Holdings, Inc. (“NHI”) and Nomura Asia Pacific Holdings Co., Ltd (“NAPH”) hereby enter into an Absorption-Type Company Split Agreement regarding an absorption-type company split between NHI and NAPH (the “Company Split”) as follows (this “Agreement”).

Article 1 (Company Split)

NHI and NAPH shall conduct the Company Split having a Splitting Company in an Absorption-type Company Split and a Succeeding Company in an Absorption-type Company Split such that NHI shall cause NAPH to succeed to part of the rights and obligations which NHI has in relation to its share management business, and NAPH shall succeed to such rights and obligations:

(1)	Splitting Company in an Absorption-type Company Split (NHI)

Trade name: Nomura Holdings, Inc.

Address: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(2)	Succeeding Company in an Absorption-type Company Split (NAP)

Trade name: Nomura Asia Pacific Holdings Co., Ltd

Address: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

Article 2 (Effective Date of Company Split)

The effective date of the Company Split (the “Company Split Effective Date”) shall be April 1, 2017; provided, however, that the Company Split Effective Date may be changed as necessary in order to effect the procedures for the Company Split, and any such change shall be agreed upon following consultation between NHI and NAPH.

Article 3 (Resolution for Approval of Company Split)

3.1	NHI shall conduct the Company Split without obtaining the approval of its general shareholders’ meeting with respect to this Agreement, in accordance with Article 784, Paragraph 2 of the Companies Act. The calculation reference date for the total assets of NHI, as stipulated in Article 784, Paragraph 2 of the Companies Act, shall be January 31, 2017.

3.2	NAPH shall conduct the Company Split without obtaining the approval of its general shareholders’ meeting with respect to this Agreement, in accordance with Article 796, Paragraph 1 of the Companies Act.

Article 4 (Matters regarding Rights and Obligations Succeeded to by NAPH)

4.1	The rights and obligations succeeded to by NAPH from NHI by way of the Company Split (the “Assets to Be Succeeded”) shall be the shares stated in the Exhibit: List of Assets to Be Succeeded.

4.2	NAPH shall not, by way of the Company Split, succeed to any assets, liabilities, employment agreements, or any other rights and obligations of NHI, except for those referred to in the preceding paragraph.

Article 5 (Money, etc., to Be Delivered in Connection with Company Split)

In connection with the Company Split, NAPH shall issue one (1) share of common stock of NAPH and deliver the same to NHI as consideration for the rights and obligations which NAPH will succeed to in accordance with Article 4.1.

Article 6 (Matters regarding Amount of Capital, Capital Reserve, etc., of NAPH)

The amounts of the increases in the capital, capital reserve, etc., of NAPH as a result of the Company Split shall be as follows:

(1)	Capital: JPY 0

(2)	Capital Reserve: JPY 0

(3)	Other Capital Surplus: Changes in shareholders’ equity etc. as stipulated in the Corporate Accounting Rules

(4)	Legal Retained Earnings: JPY 0

(5)	Other Retained Earnings: JPY 0

Article 7 (Procedure for Transfer)

In regard to the transfer of the Assets to Be Succeeded, any procedure required for registration, recording, notification, etc., shall be conducted through cooperation between NHI and NAPH.

Article 8 (Management of Assets to Be Succeeded, etc.)

NHI and NAPH shall manage the Assets to Be Succeeded with the due care of a good manager from the date of execution of this Agreement until the Company Split Effective Date. Any acts which may substantially affect the Assets to Be Succeeded shall be conducted by agreement between NHI and NAPH, after prior consultation between NHI and NAPH.

Article 9 (Amendment to Conditions and Cancellation of Agreement)

During the period from the date of execution of this Agreement until the Company Split Effective Date, if approval of the competent governmental offices, etc., required in accordance with the related laws and ordinances, including foreign laws, is not obtained, or if there are any material change in the asset status or management condition of either NHI or NAPH, the terms and conditions of the Company Split and the other provisions of this Agreement may be amended, or this Agreement may be cancelled, following consultation between NHI and NAPH.

Article 10 (Matters to Be Consulted)

In addition to the matters set forth in this Agreement, any other matter required for the Company Split shall be determined through separate consultation between NHI and NAPH, taking the purpose of this Agreement into consideration.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in one (1) original, to be signed and sealed by NHI and NAPH, the original of which shall be retained by NHI, and a copy hereof shall be retained by NAPH.

January 16, 2017

NHI:	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Nomura Holdings, Inc.
Koji Nagai, Group CEO

NAPH:	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Nomura Asia Pacific Holdings Co., Ltd
Kenji Tsuge, Director

    (Exhibit)

(Exhibit) List of Assets to Be Succeeded The Assets to Be Succeeded shall be the following shares:
Company Name:	Number of Shares:
Nomura Asia Holding N.V.	2,393,664 shares of common stock

(4)	Basis of Calculation of Allotment regarding the Company Split

Since NHI can determine, in its discretion, the number of shares to be issued, given that NHI owns all of the issued and outstanding shares of NAPH, and considering the effective management, etc. by NAPH, it is determined that the number of NAPH shares to be issued is appropriate.

(5)	Trade name, location, representative director, amount of capital, net assets, total assets and type of business of the succeeding company after the Company Split.

Trade name	Nomura Asia Pacific Holdings Co., Ltd
Location	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Representative director	Kenji Tsuge
Amount of capital	10 million yen
Net assets	To be determined
Total assets	To be determined
Type of business	Holding company

(Translation)

Prior Disclosure Document Regarding Absorption-Type

Company Split

January 16, 2017

Nomura Holdings, Inc.

Nomura Asia Pacific Holdings Co., Ltd

January 16, 2017

To whom it may concern

Nomura Holdings, Inc.

Koji Nagai, Group CEO

Nomura Asia Pacific Holdings Co., Ltd

Kenji Tsuge, Director

Matters Subject to Prior Disclosure Regarding Absorption-type Company Split

(Prior Disclosure Document in accordance with Article 782, Paragraph 1 of the Companies Act and Article 183 of the Ordinance for Enforcement of the Companies Act / Splitting Company)

(Prior Disclosure Document in accordance with Article 794, Paragraph 1 of the Companies Act and Article 192 of the Ordinance for Enforcement of the Companies Act / Succeeding Company)

On January 16, 2017, Nomura Holdings, Inc. (“NHI”) and Nomura Asia Pacific Holdings Co., Ltd (“NAPH”) executed an Absorption-Type Company Split Agreement in relation to the absorption-type company split of both companies taking effect as of April 1, 2017 (the “Company Split”). Accordingly, we hereby make prior disclosure regarding the Company Split, as follows.

It should be noted that the Company Split is a simplified company split as set forth in Article 784, Paragraph 2 of the Companies Act for NHI, the splitting company, and a short-form company split as set forth in Article 796, Paragraph 1 of the Companies Act for NAPH, the succeeding company.

Note

1.	Absorption-Type Company Split Agreement

The details are as set forth under Attachment “Absorption-Type Company Split Agreement”.

2.	Shares, etc. to be Issued in Absorption-Type Company Split (Matters pertaining to adequacy of the provisions on matters as set forth in Article 758, item (iv) of the Companies Act)

In the Company Split, NAPH will issue to NHI one (1) share of common stock. Since NHI can determine, in its discretion, the number of shares to be issued, given that NHI owns all of the issued and outstanding shares of NAPH, and considering the effective management, etc. by NAPH, it is determined that the number of NAPH shares to be issued is appropriate. In addition, the stated capital and increased amount of reserves of NAPH as a result of the Company Split have been determined in accordance with the Ordinance on Company Accounting, taking into consideration the agile capital position of NAPH after the Company Split, as a consequence have also been determined to be adequate.

3.	Acquisition of Shares Subject to Class-Wide Call, etc. (Matters as set forth under Article 758, item (viii) of the Companies Act)

Not Applicable.

4.	Delivery and Allotment of Share Options, etc. (Matters pertaining to adequacy of the provisions on matters as set forth under Article 758, items (v) and (vi) of the Companies Act)

Not Applicable.

5.	Matters pertaining to Financial Statements, etc.

(1)	Matters pertaining to NHI, the splitting company

(i)	Financial Statements, etc. regarding the most recent business year of NHI, the splitting company

NHI has submitted its Annual Securities Report and Quarterly Securities Report.

The Financial Statements, etc. regarding the most recent business year can be accessed at the “Electronic Disclosure for Investors’ NETwork (EDINET)” or on NHI’s website at the following URL:

http://www.nomuraholdings.com/jp/investor/library/ar/data/112_full_jsec.pdf.

(ii)	Provisional Financial Statements, etc. setting the date after the last day of the most recent business year of NHI, the splitting company, as the provisional accounting closing date

Not Applicable.

(iii)	Any event which would have a material impact on the property of NHI, the splitting company, which took place after the last day of its most recent business year

Not Applicable.

(2)	Matters pertaining to NAPH, the succeeding company

(i)	Balance Sheet as of the day of establishment of NAPH, the succeeding company

The Balance Sheet as of the day of establishment of NAPH is as set forth in Exhibit.

(ii)	Provisional Financial Statements, etc. setting the date after the day of establishment of NAPH, the succeeding company, as the provisional accounting closing date

Not Applicable.

(iii)	Any event which would have a material impact on the property of NAPH, the succeeding company, which took place after the day of its establishment

Not Applicable.

6.	Matters pertaining to the expectation of the performance of the obligations after the effective date

(i)	Expectation of the performance of the obligations by NHI, the splitting company

The amount of assets is 7,379,122 million yen, the amount of liabilities is 4,957,962 million yen, and the amount of net assets is 2,421,160 million yen in the balance sheet of NHI as of 2016/3/31, and there has not been any material change in these amounts thereafter.

The Company Split will involve only the transfer of assets from NHI to NAPH, the succeeding company, and the expected amount thereof is 102,512 million yen as of 2016/3/31; the amount will be finalized by adding or subtracting the change up to the day before the effective date.

In addition, there is currently no expectation of an event occurring which may cause a material change in the assets and liabilities of NHI up to the effective date of the Company Split.

Therefore, the amount of assets is expected to be well in excess of the amount of liabilities in NHI after the Company Split.

In light of the above, in addition to the earnings condition and cash flows, etc., of NHI, it is determined that the obligations assumed by NHI are expected to be performed on and after the effective date of the Company Split.

(ii)	Expectation of the performance of the obligations by NAPH, the succeeding company

The amount of assets is 20 million yen, the amount of liabilities is 0 yen, and the amount of net assets is 20 million yen in the balance sheet of NAPH as of 2016/8/31, and there has not been any material change in these amounts thereafter.

The Company Split will involve only the succession of assets by NAPH from NHI, the splitting company, and the expected amount thereof is 102,512 million yen as of 2016/3/31, the amount will be finalized by adding or subtracting the change up to the day before the effective date.

In addition, there is currently no expectation of an event occurring which may cause a material change in the assets and liabilities of NAPH up to the effective date of the Company Split.

Therefore, the amount of assets is expected to be well in excess of the amount of liabilities in NAPH after the Company Split.

In light of the above, in addition to the earnings condition and cash flows, etc. of NAPH, it is determined that the obligations assumed by NAPH are expected to be performed on and after the effective date of the Company Split.

End

(Exhibit)

Balance Sheets

As of August 31st, 2016

(Yen)

Assets		Net assets
Account	Amount	Account	Amount
Current assets	20,000,000	Shareholder’s equity	20,000,000
Cash and deposits	20,000,000	Common stock	10,000,000
		Capital reserves	10,000,000
Total assets	20,000,000	Total net assets	20,000,000

(Translation)

Absorption-Type Company Split Agreement

Nomura Holdings, Inc. (“NHI”) and Nomura Asia Pacific Holdings Co., Ltd (“NAPH”) hereby enter into an Absorption-Type Company Split Agreement regarding an absorption-type company split between NHI and NAPH (the “Company Split”) as follows (this “Agreement”).

Article 1 (Company Split)

NHI and NAPH shall conduct the Company Split having a Splitting Company in an Absorption-type Company Split and a Succeeding Company in an Absorption-type Company Split such that NHI shall cause NAPH to succeed to part of the rights and obligations which NHI has in relation to its share management business, and NAPH shall succeed to such rights and obligations:

(1)	Splitting Company in an Absorption-type Company Split (NHI)

Trade name: Nomura Holdings, Inc.

Address: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(2)	Succeeding Company in an Absorption-type Company Split (NAP)

Trade name: Nomura Asia Pacific Holdings Co., Ltd

Address: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

Article 2 (Effective Date of Company Split)

The effective date of the Company Split (the “Company Split Effective Date”) shall be April 1, 2017; provided, however, that the Company Split Effective Date may be changed as necessary in order to effect the procedures for the Company Split, and any such change shall be agreed upon following consultation between NHI and NAPH.

Article 3 (Resolution for Approval of Company Split)

3.1	NHI shall conduct the Company Split without obtaining the approval of its general shareholders’ meeting with respect to this Agreement, in accordance with Article 784, Paragraph 2 of the Companies Act. The calculation reference date for the total assets of NHI, as stipulated in Article 784, Paragraph 2 of the Companies Act, shall be January 31, 2017.

3.2	NAPH shall conduct the Company Split without obtaining the approval of its general shareholders’ meeting with respect to this Agreement, in accordance with Article 796, Paragraph 1 of the Companies Act.

Article 4 (Matters regarding Rights and Obligations Succeeded to by NAPH)

4.1	The rights and obligations succeeded to by NAPH from NHI by way of the Company Split (the “Assets to Be Succeeded”) shall be the shares stated in the Exhibit: List of Assets to Be Succeeded.

4.2	NAPH shall not, by way of the Company Split, succeed to any assets, liabilities, employment agreements, or any other rights and obligations of NHI, except for those referred to in the preceding paragraph.

Article 5 (Money, etc., to Be Delivered in Connection with Company Split)

In connection with the Company Split, NAPH shall issue one (1) share of common stock of NAPH and deliver the same to NHI as consideration for the rights and obligations which NAPH will succeed to in accordance with Article 4.1.

Article 6 (Matters regarding Amount of Capital, Capital Reserve, etc., of NAPH)

The amounts of the increases in the capital, capital reserve, etc., of NAPH as a result of the Company Split shall be as follows:

(1)	Capital: JPY 0

(2)	Capital Reserve: JPY 0

(3)	Other Capital Surplus: Changes in shareholders’ equity etc. as stipulated in the Corporate Accounting Rules

(4)	Legal Retained Earnings: JPY 0

(5)	Other Retained Earnings: JPY 0

Article 7 (Procedure for Transfer)

In regard to the transfer of the Assets to Be Succeeded, any procedure required for registration, recording, notification, etc., shall be conducted through cooperation between NHI and NAPH.

Article 8 (Management of Assets to Be Succeeded, etc.)

NHI and NAPH shall manage the Assets to Be Succeeded with the due care of a good manager from the date of execution of this Agreement until the Company Split Effective Date. Any acts which may substantially affect the Assets to Be Succeeded shall be conducted by agreement between NHI and NAPH, after prior consultation between NHI and NAPH.

Article 9 (Amendment to Conditions and Cancellation of Agreement)

During the period from the date of execution of this Agreement until the Company Split Effective Date, if approval of the competent governmental offices, etc., required in accordance with the related laws and ordinances, including foreign laws, is not obtained, or if there are any material change in the asset status or management condition of either NHI or NAPH, the terms and conditions of the Company Split and the other provisions of this Agreement may be amended, or this Agreement may be cancelled, following consultation between NHI and NAPH.

Article 10 (Matters to Be Consulted)

In addition to the matters set forth in this Agreement, any other matter required for the Company Split shall be determined through separate consultation between NHI and NAPH, taking the purpose of this Agreement into consideration.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in one (1) original, to be signed and sealed by NHI and NAPH, the original of which shall be retained by NHI, and a copy hereof shall be retained by NAPH.

January 16, 2017

NHI:	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Nomura Holdings, Inc.
Koji Nagai, Group CEO

NAPH:	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Nomura Asia Pacific Holdings Co., Ltd
Kenji Tsuge, Director

(Exhibit) List of Assets to Be Succeeded

The Assets to Be Succeeded shall be the following shares:

Company Name:	Number of Shares:
Nomura Asia Holding N.V.	2,393,664 shares of common stock

End